     Fiduciary Management, Inc.
 is pleased to support
 Best Buddies Wisconsin and the
Fairways to Friendship Golf Outing

as you work to enhance the lives of

people with intellectual disabilities.

Disciplined Equity Investing for 29 Years

WWW.FMIFUNDS.COM

Ad displayed in event brochure for Best Buddies Wisconsin's Fairways to Friendship Golf  Outing.

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Fiduciary Management, Inc.

Investment Counsel